

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Phil Ray
President, Chief Executive Officer
Centennial Growth Equities, Inc.
9221 East Baseline Road Suite109-435
Mesa, Arizona 85209

> **Re: Centennial Growth Equities, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 28, 2020**
> **File No. 000-56234**

Dear Mr. Ray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed December 28, 2020

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.   Please have your auditor revise its report to remove the name of the company "Centennial Growth Equities, Inc." currently included at the end of the first paragraph.

Interim Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 (Unaudited), page F-12

2.   Please revise to correctly add up the Total Liabilities and Stockholders' Deficit section of the September 30, 2020 balance sheet. The correct amount appears to be $3,000 instead of zero.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing